SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of      July     , 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: July 6, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
TUESDAY, JULY 6, 2004

Unscheduled maintenance impacts production at Muskeg River Mine

Calgary, Alberta — Shell Canada announced today that bitumen production at its Muskeg River Mine oil sands facility has been reduced while unscheduled maintenance work is undertaken on a settler in the froth treatment plant.

On July 1, 2004 Train 2 of the froth treatment plant was shut down following a mechanical problem in one of the settler tanks. Over the past few days, inspections have determined the nature of the problem and repair work has been initiated. Train 2 will be out of service until approximately mid-July, when repairs are expected to be complete. Train 1 remains in full service.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. It is part of the Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:

Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.